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                                                                  Exhibit (6)(h)

                     NICHOLAS-APPLEGATE INSTITUTIONAL FUNDS
                            SHAREHOLDER SERVICE PLAN


                                  INTRODUCTION

         The Board of Trustees (the "Board") of Nicholas-Applegate Institutional Funds, a Delaware business trust (the "Trust"), has approved this Shareholder Service Plan (the "Plan"), with respect to the Class R shares ("Shares") of its various series (each a "Fund").

                                    THE PLAN

         The material aspects of the Plan are as follows:

         SECTION 1. Each Fund will pay Nicholas-Applegate Securities (the "Distributor"), the distributor of Shares, for expenses incurred in connection with non-distribution shareholder services provided by the Distributor to securities broker-dealers, retirement plan sponsors and administrators, and other securities professionals ("Service Organizations") and/or beneficial owners of Shares of the Funds, provided that such shareholder servicing does not duplicate the servicing otherwise provided on behalf of the Funds.

         SECTION 2. Each Fund will also pay the Distributor for expenses incurred to Service Organizations (which may include the Distributor itself) for the provision of support services to their clients ("Clients") who are beneficial owners of Shares of the Fund. Such services may include: (a) establishing and maintaining accounts and records relating to Clients who invest in Shares of the Fund; (b) aggregating and processing purchase, exchange and redemption requests for Shares from Clients and placing net purchase and redemption orders with respect to the Shares; (c) investing, or causing to be invested, the assets of Clients' accounts in Shares pursuant to specific or pre-authorized instructions; (d) processing dividend and distribution payments with respect to the Fund on behalf of Clients; (e) providing information periodically to Clients showing their positions in Shares; (f) arranging for bank wires; (g) responding to Client inquiries relating to the services performed by Service Organizations; (h) providing subaccounting services with respect to Shares beneficially owned by Clients or the information to the Trust necessary for subaccounting services; (i) preparing any necessary tax reports or forms on behalf of Clients; (j) if required by law, forwarding shareholder communications from the Funds (such as proxies, shareholder reports, annual and semi-annual financial statements and dividend, distribution and tax notices) to Clients; (k) assisting Clients in changing dividend options, account designations and addresses; and (l) providing such other similar services as the Trust may reasonably request to the extent the Service Organization is permitted to do so under applicable statutes, rules or regulations.


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         SECTION 3. While this Plan is in effect, the Distributor will be compensated by each Fund for such shareholder servicing expenses that are incurred in connection with shares of the Fund on a monthly basis, at the annual rate of 0.25% of the average daily net assets of the shares of the Fund. These monthly payments to the Distributor will be made in accordance with and subject to the conditions set forth below.

         The shareholder servicing fees payable to the Distributor are designed to compensate the Distributor for the expenses it incurs and the services it renders in providing the services referred to in Sections 1 and 2 to the Funds. However, because this Plan is a compensation plan, the distribution fees are payable even if the amount paid exceeds the Distributor's actual expenses. If in any year the Distributor's expenses incurred in connection with such services with respect to a Fund exceed the shareholder servicing fees paid by the Fund, the Distributor will recover such excess only if this Plan with respect to the shares continues to be in effect in some later year when the shareholder servicing fees exceed the Distributor's expenses. There is no limit on the periods during which unreimbursed expenses may be carried forward, although the Trust is not obligated to repay any unreimbursed expenses for shares of a Fund that may exist at such time, if any, as this Plan terminates or is not continued with respect to the shares. No interest, carrying or finance charge will be imposed on any amounts carried forward.

         Payment made out of or charged against the assets of a particular Fund must be in payment for shareholder servicing expenses incurred on behalf of the shares of such Fund and which are described herein.


         SECTION 4. Payments to a Service Organization under this Plan shall be subject to compliance by the Service Organization with the terms of a shareholder service agreement between the Service Organization and the Distributor. If an investor in a Fund ceases to be a Client of a Service Organization that has entered into a shareholder services agreement with the Distributor, but continues to hold Shares of the Fund, the Distributor will be entitled to receive similar payments in respect of any shareholder servicing provided with respect to such investor.

         SECTION 5. For purposes of determining the amounts payable under this Plan, the value of a Fund's net assets shall be computed in the manner specified in the Fund's prospectus and statement of additional information as then in effect for the computation of the value of the Fund's net assets.

         SECTION 6. The Distributor shall provide the Board, at least quarterly, with a written report of all amounts expended pursuant to this Plan. The report shall state the purpose for which the amounts were expended.

         SECTION 7. This Plan shall continue in full force and effect upon approval and adoption by the Board and shall continue thereafter automatically for successive annual periods provided such continuance is approved by a majority of the Board, including a majority of the Trustees who are not "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the Trust and who have no direct or indirect financial interest in the operation of this Plan or in any agreements


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entered into in connection with this Plan (the "Disinterested Trustees"), pursuant to a vote cast in person at a meeting called for the purpose of voting on the continuance of the Plan. This Plan may be amended at any time by the Board, provided that any material amendments of the terms of this Plan shall become effective only upon the approval by a majority of the Board and a majority of the Disinterested Trustees pursuant to a vote cast in person at a meeting called for the purpose of voting on the Plan. This Plan is terminable, as to any Fund, without penalty at any time by the Board.

Dated:  February 19, 1999